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September 16, 2014

VIA EDGAR AND HAND DELIVERY

Ms. Mara L. Ransom

United States Securities and Exchange

    Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cheniere Energy Partners LP Holdings, LLC
Registration Statement on Form S-1
Filed August 14, 2014
File No. 333-198132

Dear Ms. Ransom:

Set forth below are the responses of Cheniere Energy Partners LP Holdings, LLC, a Delaware limited liability company (“Holdings,” “we,” “us,” or “our”), a wholly owned subsidiary of Cheniere Energy, Inc., a Delaware corporation (“Cheniere”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 5, 2014, with respect to Holdings’ Registration Statement on Form S-1 (Commission File No. 333-198132) (the “Registration Statement”). Each response below has been prepared and is being provided by Holdings, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are publicly filing, through EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the Staff’s convenience, we have hand-delivered three copies of Amendment No. 1, together with three copies of Amendment No. 1 that are marked to show all revisions to the Registration Statement.

For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1, unless indicated otherwise.

Exhibit Index

1.

We note that you have omitted portions of certain exhibits pursuant to a granted confidential treatment request. However, it does not appear that the Confidential Treatment Order issued on December 12, 2013 covers every redacted exhibit you are including in this filing. In this regard, we note that Exhibits 10.55, 10.56 and 10.61 of this filing are not subject to the December 12, 2013 CT Order. Please tell us why you

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September 16, 2014

believe it is appropriate to file redacted versions of those exhibits that are not subject to the December 12, 2013 CT Order. Alternatively, please file unredacted forms of those exhibits with your next amendment and remove any reference to the December 12, 2013 CT Order with respect to those exhibits, or submit a confidential treatment request relating to those exhibits in connection with this filing and revise your exhibit index accordingly. In addition, it appears that Exhibits 10.48 and 10.58 should be incorporated by reference to your Form S-1 filed on October 18, 2013, as the redacted exhibits filed with your Form S-1 are the exhibits covered by the December 12, 2013 CT Order; please revise your exhibit index accordingly.

Response:

We acknowledge the Staff’s comment and are concurrently submitting confidential treatment requests relating to the referenced exhibits. We have also revised the exhibit index with respect to Exhibits 10.48 and 10.58 to incorporate the documents by reference from our Form S-1 filed on October 18, 2013.

Very truly yours,

/s/ George J. Vlahakos

George J. Vlahakos

cc:	Greg Rayford, Cheniere Energy, Inc.
G. Michael O’Leary, Andrews Kurth LLP